

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2024

Julie Andrews
Chief Financial Officer
Orthofix Medical Inc.
3451 Plano Parkway
Lewisville, Texas 75056

      Re: Orthofix Medical Inc.
          Form 10-K For the fiscal year ended December 31, 2023
          Filed March 5, 2024
          File No. 000-19961

Dear Julie Andrews:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services